May 7, 2026

Joe Vernachio
Chief Executive Officer
Allbirds, Inc.
530 Washington St.
San Francisco, CA 94111

       Re: Allbirds, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2026
           File No. 001-40963
Dear Joe Vernachio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Amy Bowler